UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

I.           General Identifying Information

1.           Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

Merger

X       Liquidation

Abandonment of Registration
 (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

Election of status as a Business Development Company
 (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.           Name of Fund: Paramount Institutional Access Fund

3.           Securities and Exchange Commission File No.: 811-22580

4.           Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

X           Initial Application                     Amendment

5.           Address of Principal Executive Office (include No. & Street, City, State, Zip code):

c/o Paramount Access Advisors, LLC
Millennium Tower, Suite 1200
15455 N. Dallas Pkwy
Addison, Texas 75001

6.           Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Edward Butowsky
Millennium Tower, Suite 1200
15455 N. Dallas Pkwy
Addison, Texas 75001
(972) 865-2223

7.           Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Edward Butowsky
Millennium Tower, Suite 1200
15455 N. Dallas Pkwy
Addison, Texas 75001
(972) 865-2223

8.           Classification of fund (check only one):

X           Management company;

Unit investment trust; or

Face-amount certificate company.

9.           Sub classification if the fund is a management company (check only one):

                      Open-end        X      Closed-end

10.           State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.           Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Paramount Access Advisors, LLC
Millennium Tower, Suite 1200
15455 N. Dallas Pkwy
Addison, Texas 75001

12.           Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None.  The Fund, which never launched, was private and no public offering was planned or contemplated.

13.           If the fund is a unit investment trust (“UIT”) provide:

(a)           Depositor’s name(s) and address(es):  N/A

(b)           Trustee’s name(s) and address(es):  N/A

14.           Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
Yes             X        No

If Yes, for each UIT state:
Name(s):
File No.: 811-
Business Address:

15.           (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
                      Yes           X       No

                      If Yes, state the date on which the board votes took place:

           If No, explain:  Sufficient funds to launch were not raised.  The non-interested directors resigned and all funds were returned to the investors.

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
Yes          X        No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  Sufficient funds to launch were not raised.  All funds were returned to investors.  As disclosed in Private Placement Memorandum, shareholder approval is not required for liquidation.

II.           Distributions to Shareholders

16.           Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
                    X   Yes                  No

           (a)           If Yes, list the date(s) on which the fund made those distributions:
                      April 23, 2012, March 19, 2013, April 2, 2013, April 3, 2013

           (b)           Were the distributions made on the basis of net assets?

                    X   Yes                  No

           (c)           Were the distributions made pro rata based on share ownership?

                    X   Yes                  No

           (d)           If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

           (e)           Liquidations only:

Were any distributions to shareholders made in kind?

                      Yes          X        No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:

           Has the fund issued senior securities?

           Yes          X        No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund’s shareholders?

                    X   Yes                  No

           If No,

           (a)           How many shareholders does the fund have as of the date this form is filed?

           (b)           Describe the relationship of each remaining shareholder to the fund:

19.           Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                      Yes             X        No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.           Does the fund have any assets as of the date this form is filed?

           (See question 18 above)

           Yes             X        No

           If Yes,

           (a)           Describe the type and amount of each asset retained by the fund as of the date this form if filed:

           (b)           Why has the fund retained the remaining assets?

           (c)           Will the remaining assets be invested in securities?

                      Yes                    No

21.           Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
                      Yes             X        No

           If Yes,

           (a)           Describe the type and amount of each debt or other liability:

           (b)           How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.           (a)    List the expenses incurred in connection with the Merger or Liquidation:

(i)             Legal expenses:

(ii)            Accounting expenses:

(iii)            Other expenses (list and identify separately):

                            (iv)           Total expenses (sum of lines (i)-(iii) above): The Fund incurred nominal administrative fees with the return of the raised funds.

(b)           How were those expenses allocated?

(c)           Who paid those expenses?  Edward Butowsky

(d)           How did the fund pay for unamortized expenses (if any)?  None

23.           Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
                      Yes             X       No

           If Yes, cite the release numbers of the Commission’s note and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

                      Yes             X        No

           If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.           Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                      Yes             X        No

           If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.           (a)           State the name of the fund surviving the Merger:  N/A

(b)           State the Investment Company Act file number of the fund surviving the Merger:

(c)           If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)           If the merger or reorganization agreement has not been filed with the
Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Paramount Institutional Access Fund, (ii) he or she is the Chairman and President of Paramount Institutional  Access Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Edward W. Butowsky
Edward W. Butowsky
Chairman and President